GrowGeneration Corp.

503 North Main Street, Suite 740

Pueblo, CO 81003

June 30, 2016

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	GrowGeneration Corp.
Amended Registration Statement on Form S-1
Filed June 15, 2016
File No. 333-207889

Dear Ms. Long,

This letter is provided in response to your letter dated June 21, 2016 (the “Comment Letter”) regarding the above-referenced submission of GrowGeneration Corp. (the “Company”). The Company’s responses are set forth below to the items noted by the staff in the Comment Letter. Please note that for the convenience of the reader, the words “we,” “us,” “our,” and similar terms used in the responses below refer to the Company.

As of the same date of this letter, the Company is also submitting Amendment No. 3 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) in order to make changes and revisions pursuant to the Comment Letter.

Consolidated Financial Statements for the Year Ended December 31, 2015 and the Period from Inception (March 6, 2014) to December 31, 2014, page F-17

Note 6. Income Taxes, page F-31

1. We note your response to prior comment eight; however, given the fact that you have generated losses since inception, it remains unclear to us how you determined a tax valuation allowance is not required for your deferred tax asset related to federal and state net operating losses. It appears to us that the cumulative operating losses since inception are significant negative evidence that would be difficult to overcome, despite the positive evidence provided in your response. Additionally, it appears that the positive evidence that you have provided is based upon “projected profits” which is less objectively verifiable than your recent historical results. Please advise or revise. Refer to FASB ASC 740-10-30-21 through 30-23.

Response:

Pursuant to your comment, we revised the relevant disclosures in connection with deferred tax assets throughout our financial statements for the year ended December 31, 2015 and the period ended March 31, 2016 in the Amendment.

Note 8. Stock Options, page F-34

2. Your narrative states that options were issued with exercise prices ranging between $0.60 and $0.66 per share; however, your table indicates that the weighted average exercise price is $0.14 per share. Please revise or advise. This comment also applies to Note 8 on page F-13.

Response:

The weighted average exercise price of $0.14 per share is an inadvertent typo. In the tables on pages F-14 and F-34 of the Amendment, we corrected the weighted average exercise price to be $0.62 per share.

Note 9. Stock Purchase Warrants, page F-35

3. We note your response to prior comment 15. As previously requested, please expand your disclosure to state how you determined the fair market value of the stock purchase warrants as well as the assumptions used in your determination. In your table presentation you indicate that the weighted average exercise price is $0.14. Please revise or advise.

Response:

The weighted average exercise price of $0.14 per share is an inadvertent typo. In the tables at pages F-14 and F-35 of the Amendment, we corrected the weighted average exercise price of our outstanding stock warrants to be $0.70 per share.

While the weighted average exercise price of our stock warrants is $0.70 per share, we determined the fair market value of the stock purchase warrants to be $0.07 per share based on the Black–Scholes Method, using the following assumptions:

Expected volatility:	63.34%
Expected dividends:	0%
Expected term:	5 years
Risk free rate:	2%

Thank you for your attention to this matter.

Sincerely,

GrowGeneration Corp.

/s/ Darren Lampert
Darren Lampert
Chief Executive Officer

cc:	Mitchell Lampert, Esq.
Robinson + Cole LLP 1055 Washington Boulevard Stamford, CT 06901